PROSPECTUS SUPPLEMENT

(To Prospectus dated February 3, 1997)

                                22,000,000 Shares

                                Tosco Corporation

                                  COMMON STOCK

                               -----------------

ALL OF THE SHARES OF COMMON STOCK (THE "SHARES") OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 22,000,000 SHARES BEING OFFERED, 17,600,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 4,400,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TOS." ON MAY 1, 1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $28 5/8 PER SHARE.

                               -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------
                              PRICE $28 1/2 A SHARE

                                   ----------

                                           UNDERWRITING
                      PRICE TO             DISCOUNTS AND           PROCEEDS TO
                       PUBLIC             COMMISSIONS (1)          COMPANY (2)
                       ------             ---------------          -----------
Per Share ..........  $28.500                $.925                  $27.575
Total (3) ..........  $627,000,000           $20,350,000            $606,650,000

----------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2)  Before deducting expenses payable by the Company, estimated at $750,000.
(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,300,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $721,050,000, $23,402,500 and $697,647,500, respectively. See
     "Underwriters."

                                   ----------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about May 7, 1997 at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                                   ----------

MORGAN STANLEY & CO.
       Incorporated

            BEAR, STEARNS & CO. INC.

                    CREDIT SUISSE FIRST BOSTON

                           OPPENHEIMER & CO., INC.

                                 SALOMON BROTHERS INC

                                        SMITH BARNEY INC.

May 1, 1997

            [Map of the United States indicating Tosco Corporation's
             Refining and Marketing Operations as of April 1, 1997]

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                   ----------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----

Special Note Regarding Forward-Looking Statements .......................  S- 2
The Company .............................................................  S- 3
The Offering ............................................................  S- 5
Use of Proceeds .........................................................  S- 5
Common Stock Price Range and Dividends ..................................  S- 6
Unaudited Pro Forma Financial Information ...............................  S- 7
Capitalization ..........................................................  S-12
Selected Consolidated Financial Data ....................................  S-13
Management's Discussion and Analysis of Financial
  Condition and Results of Operations ...................................  S-14
Underwriters ............................................................  S-20
Legal Matters ...........................................................  S-23
Experts .................................................................  S-23

                                   PROSPECTUS

Available Information ...................................................     2
Incorporation of Certain Documents by Reference .........................     3
The Company .............................................................     4
Use of Proceeds .........................................................     5
Ratios of Earnings to Fixed Charges and Earnings
  to Combined Fixed Charges and Preferred Stock
  Dividends .............................................................     5
Description of Debt Securities ..........................................     6
Description of Preferred Stock ..........................................    12
Description of Depositary Shares ........................................    15
Description of Common Stock .............................................    18
Plan of Distribution ....................................................    18
Legal Matters ...........................................................    19
Experts .................................................................    19

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain of the matters discussed under the captions "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Prospectus Supplement and the accompanying Prospectus or in the information incorporated by reference herein or therein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Tosco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                                   ----------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. IN ADDITION, UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                   THE COMPANY

     Tosco Corporation ("Tosco" or the "Company") is the largest independent refiner and marketer of petroleum products in the United States, operating principally on the East and West Coasts, and is also the nation's largest operator of company-controlled convenience stores. Tosco has grown rapidly through acquisitions and internal growth. Since February 1996, the Company has more than tripled its retail operations and increased its refining capacity by approximately 76% through the completion of three acquisitions: (i) British Petroleum's ("BP") U.S. Northeast refining and marketing assets on February 2, 1996; (ii) The Circle K Corporation ("Circle K") on May 30, 1996; and (iii) Union Oil Company of California's ("Unocal") West Coast petroleum refining, marketing and related supply and transportation assets on March 31, 1997.

     The Company currently has approximately 950,000 barrels per day of refining capacity and approximately 13 million gallons per day of retail fuel sales through a retail network of approximately 5,200 sites, 4,600 of which sell fuel. Operations at the 160,000 barrel per day Trainer refinery are currently suspended while the plant is undergoing a modernization and upgrading program. This program is expected to be completed and refinery operations should recommence during the second quarter of 1997. Tosco's primary operating facilities are summarized in the table below.

                                  REFINING DATA

                                                                  AVERAGE
REFINERY LOCATION                          DATE ACQUIRED     THROUGHPUT (B/D)
-----------------                          -------------     ----------------
Avon, California                                1976             170,000
Linden, New Jersey                              1993             280,000
Ferndale, Washington                            1993              90,000
Trainer, Pennsylvania                           1996             160,000
Los Angeles, California (two sites)             1997             130,000
Rodeo, California                               1997              77,000
Santa Maria, California                         1997              43,000
                                                                 -------
                                                                 950,000
                                                                 =======

                                   RETAIL DATA

                                                       ANNUAL
                        ANNUAL FUEL       FUEL       MERCHANDISE     MERCHANDISE
RETAIL CHANNEL         VOLUME (MGAL)    LOCATIONS    SALES ($M)       LOCATIONS
--------------         -------------    ---------    ----------       ---------
Company-Operated         1,825,000        2,084       $2,100,000        2,440
Dealer                   2,150,000        1,350              --           --
Jobber                     775,000        1,166              --           --
                         ---------        -----       ----------        -----
                         4,750,000        4,600       $2,100,000        2,440
                         =========        =====       ==========        =====

     Tosco was incorporated under the laws of the State of Nevada in 1955. Its principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902 and its telephone number is (203) 977-1000.

ACQUISITION OF UNOCAL REFINING AND MARKETING ASSETS

     On March 31, 1997, Tosco acquired Unocal's West Coast petroleum refining, marketing and related supply and transportation assets (the "Acquisition") for a purchase price of approximately $1.4 billion, plus inventory preliminarily valued at approximately $396 million as of the closing date. In addition, Unocal is entitled to receive contingent participation payments over the next seven years, up to a maximum amount of $250 million, if the margin on sales to branded dealers exceeds a base index and/or the differential between California Air Resources Board Phase II gasoline and conventional gasoline exceeds a base index. For a period of 25 years, Unocal will be responsible for environmental liabilities arising out of or relating to the period prior to the closing, except that Tosco will pay the first $7 million of such environmental liabilities each year, plus 40% of any amounts in excess of $7 million per year, with Unocal paying the remaining 60% each year. The aggregate maximum amount that Tosco may have to pay in total for the 25 year period for such environmental liabilities is limited to $200 million and was accrued for at the date of the Acquisition.

     The assets which were acquired from Unocal include the following: two petroleum refining systems comprised of four sites in California with an aggregate throughput capacity of 250,000 barrels per day; a retail gasoline system, consisting of approximately 1,325 76-branded gasoline stations, approximately 1,100 of which are company-controlled, which currently sells over 130,000 barrels per day of gasoline and diesel fuel; a distribution system comprised of 13 company-owned oil storage terminals, three modern American-flag 40,000 deadweight-ton tankers and 1,500 miles of crude oil and product pipeline; the worldwide rights to the "76" and "Union" brands, together with the distinctive orange ball logo, in the petroleum refining and marketing businesses, except for pre-existing license grants relating to 76 Truckstops and to Uno-Ven; and Unocal's lubricants manufacturing, distribution and marketing business. Following the acquisition, Tosco sold for $48.5 million in cash the three tankers it acquired from Unocal.

     The purchase price paid pursuant to the Acquisition consisted of approximately $1.4 billion of cash (including inventories) and 14,092,482 shares of Common Stock of Tosco having an aggregate value of approximately $397 million. Certain of the service stations were purchased directly from Unocal for approximately $235 million by a special purpose entity. Such entity leased the service stations to Tosco pursuant to a long-term lease which provides Tosco with the option to purchase the service stations at agreed upon prices. The shares of Common Stock which Unocal received (the "Unocal Shares") were valued at $28.1625 per share, which was the average of the high and low Tosco stock prices for the ten trading days preceding the closing date. The $1.4 billion cash portion of the purchase price for the Acquisition, including working capital, was obtained from a combination of Tosco's available cash, borrowings under Tosco's amended and restated revolving credit agreement (the "New Credit Agreement"), borrowings under a $250 million credit agreement entered into on March 31, 1997 (the "Additional Credit Agreement") and proceeds received from Tosco's sale of $600 million of unsecured term debt securities on January 14, 1997.

     In connection with the Acquisition, Tosco and Unocal entered into a Stock Purchase and Shareholder Agreement, as amended, relating to Unocal's disposition and voting of Unocal Shares. Pursuant to such Agreement, Tosco will repurchase all of the Unocal Shares. 1,750,000 of such shares will be repurchased at a price of $28.1625 per share, less the underwriting commissions, and the balance will be repurchased at the Price to Public, less 50% of the underwriting commissions.

RECENT DEVELOPMENTS

     The Company's sales and net income for the first quarter ended March 31, 1997 were $2.4 billion and $3.6 million ($0.03 per fully diluted share), respectively, compared to sales and net income for the first quarter ended March 31, 1996 of $2.0 billion and $24.0 million ($0.21 per fully diluted share), respectively. A number of factors contributed to lower operating results in the first quarter of 1997 including (i) warm winter weather on the East Coast, which resulted in a poor refining environment in the region; (ii) poor refining and retail margins, especially in the first half of the quarter, due to high raw material prices which could not be fully recovered in the markets; and (iii) the scheduled turnaround of the fluid coking unit at the Company's Avon Refinery in California, which removed this essential unit from production for 54 days during the quarter. In addition to these fundamental factors, the Company suffered reduced throughput rates at the Bayway Refinery for 21 days in January as a result of a disruption in December 1996 at the catalytic cracking unit and a loss of production from the hydrocracking unit at the Avon Refinery caused by an explosion and fire in late January 1997. Both of these incidents are covered by insurance for property damage and business interruption after deduction of self-insured retentions, and the results for the first quarter of 1997 include estimated net insurance recoveries of $53 million ($31 million after tax and $0.23 per fully diluted share). Refining and retail margins improved on a seasonal basis late in the first quarter of 1997. Avon's hydrocracker, however, will remain out of service for a number of months, but the loss of production from this unit should not have a financial impact going forward due to business interruption insurance coverage. The unit is expected to resume operation in July 1997.

                                  THE OFFERING

Common Stock offered:

   United States offering ...........................  17,600,000 Shares (1)

   International offering ...........................   4,400,000 Shares

     Total ..........................................  22,000,000 Shares (1)

Common Stock to be outstanding after the offering ... 153,022,008 Shares (1)(2)

New York Stock Exchange Symbol ......................    TOS

----------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."

(2) Excludes 16,078,723 shares of Common Stock reserved for issuance upon exercise of currently outstanding stock options and the conversion of convertible securities.

                                 USE OF PROCEEDS

     The net proceeds to Tosco from the sale of the Shares offered hereby will be approximately $605.9 million (approximately $696.9 million if the U.S. Underwriters' over-allotment option is exercised in full). Of the net proceeds,
393.7 million will be used to repurchase and retire the Unocal Shares and the balance of the net proceeds will be used to repay borrowings made by Tosco under its New Credit Agreement and Additional Credit Agreement to finance the Acquisition. The indebtedness under the New Credit Agreement and Additional Credit Agreement bears interest at one of three alternative rates at Tosco's option (a Federal Funds rate, a Eurodollar rate or a base rate related to prime), plus an incremental margin. At March 31, 1997, the weighted average interest rate under both the New Credit Agreement and the Additional Credit Agreement was 6.4%. Each of the New Credit Agreement and the Additional Credit Agreement expires in January 2002. See "The Company--Acquisition of Unocal Refining and Marketing Assets" and "The Company--Recent Financings" in the accompanying Prospectus.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Tosco's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange under the symbol "TOS." The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock as reported on the NYSE Composite Tape, together with the dividends declared by the Company per share of Common Stock. All share and per share data have been adjusted to reflect a three-for-one stock split distributed on February 25, 1997 to shareholders of record on February 13, 1997.

                                                                         CASH
                                              COMMON STOCK PRICE       DIVIDENDS
                                              ------------------       DECLARED
                                               HIGH         LOW        PER SHARE
                                               ----         ---        ---------

YEAR ENDED DECEMBER 31, 1995
 First Quarter                                 $10 3/8   $ 9 1/8       $.053
 Second Quarter                                 12 1/8    10            .053
 Third Quarter                                  11 5/8    10 1/4        .053
 Fourth Quarter                                 12 7/8    11 1/4        .053
YEAR ENDED DECEMBER 31, 1996
 First Quarter                                  16 1/4    12 3/8        .053
 Second Quarter                                 18        15 1/4        .053
 Third Quarter                                  18 1/2    15 1/2        .053
 Fourth Quarter                                 27        18 1/8        .057
YEAR ENDED DECEMBER 31, 1997
 First Quarter                                  31 1/2    25 7/8        .060
 Second Quarter (through May 1, 1997)           30 5/8    26 1/4

     At March 31, 1997, there were approximately 13,848 holders of record of Common Stock.

     A recent reported last sale price per share for the Common Stock on the NYSE is set forth on the cover page of this Prospectus Supplement.

     Tosco has paid a regular quarterly cash dividend on its Common Stock since the third quarter of 1989. Tosco increased its quarterly dividend by $.0033, to $.0567 per share, effective with the fourth quarter of 1996, and to $.06 per share effective with the first quarter of 1997. Holders of Common Stock are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, subject to the prior rights of holders of any shares of preferred stock of the Company. In addition, in connection with the issuance of convertible preferred securities by Tosco Financing Trust, Tosco may not pay dividends on its Common Stock if it defers payment of interest on debentures issued by it in connection therewith or defaults in its obligations thereunder.

     Pursuant to the terms of Tosco's New Credit Agreement, Additional Credit Agreement and its bond indentures, dividends on Tosco's Common Stock are permitted to the extent Tosco satisfies certain defined criteria. Continued payment of such quarterly dividend is also subject to profitable results of operations, which are primarily dependent on the continued favorable performance of Tosco's operating facilities and favorable operating margins, and such other factors as Tosco's Board of Directors may deem relevant. There can be no assurance that Tosco will be able to continue payment of such quarterly dividend.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited Pro Forma Combined Balance Sheet as of December 31, 1996 was prepared assuming the Acquisition, the Financing Transactions (as defined below) and this offering had occurred on December 31, 1996. The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1996 was prepared assuming the acquisition of Circle K, the Acquisition, the Financing Transactions and this offering had occurred on January 1, 1996.

     The Acquisition has been accounted for using the purchase method of accounting. Under purchase accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The pro forma adjustments are based on a preliminary allocation of the purchase price and are subject to revision once appraisals and other studies of the fair value of the assets and liabilities acquired are completed. The purchase price allocation is currently expected to be completed by the end of 1997. Actual purchase accounting adjustments may differ significantly from the pro forma adjustments presented herein. The purchase price of the Acquisition could be increased by up to $250 million in contingent participation payments over the next seven years if retail market conditions and/or California Air Resources Board Phase II gasoline premiums improve above certain specified levels.

     The Financing Transactions include: (i) the issuance of $600 million of unsecured term debt on January 14, 1997; (ii) cash borrowings under the New Credit Agreement and Additional Credit Agreement; and (iii) the repayment of $100 million of 9% First Mortgage Bonds due March 15, 1997.

     The unaudited pro forma combined financial statements do not purport to represent the actual results of operations of the Company had the transactions and events assumed therein in fact occurred on the date specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma financial information is based on certain assumptions and adjustments described in the notes hereto and should be read in conjunction therewith. See the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

                        PRO FORMA COMBINED BALANCE SHEET

                             AS OF DECEMBER 31, 1996

                                                                                RECORD
                                                                              PURCHASE OF        SALE OF
                                                               FINANCING        UNOCAL           COMMON
                                                HISTORICAL   TRANSACTIONS(1)   ASSETS(2)         STOCK(3)       PRO FORMA
                                                ----------   ---------------   ---------         --------       ---------
                                                                            (IN THOUSANDS)
ASSETS:
 Cash, cash equivalents, marketable
  securities and deposits .............        $   129,656     $    --        $      --       $      --       $   129,656
 Cash held in escrow ..................               --         600,000         (600,000)           --              --
 Inventories ..........................            639,760          --            396,000(4)         --         1,035,760
 Other current assets .................            273,079          --               --              --           273,079
                                               -----------     ---------      -----------     -----------     -----------
   Total current assets ...............          1,042,495       600,000         (204,000)           --         1,438,495
 Property, plant and equipment(2) .....          1,681,877          --          1,428,086(2)         --         3,109,963
 Intangibles and other long-term assets            830,453         7,500            1,500(2)         --           839,953
                                               -----------     ---------      -----------     -----------     -----------
   Total assets .......................        $ 3,554,825     $ 607,500      $ 1,225,586     $      --       $ 5,387,911
                                               ===========     =========      ===========     ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:
 Current liabilities ..................        $   919,306     $    --        $     7,000(5)  $      --       $   926,306
 Current maturities of long-term debt .            113,200      (100,000)            --              --            13,200
                                               -----------     ---------      -----------     -----------     -----------
   Total current liabilities ..........          1,032,506      (100,000)           7,000            --           939,506
 Revolving credit facilities ..........               --         107,500          578,706        (212,155)        474,051
 Long-term debt, including capitalized
  leases ..............................            826,832       600,000             --              --         1,426,832
 Accrued environmental costs ..........             87,363          --            193,000(5)         --           280,363
 Other liabilities ....................            237,801          --             50,000            --           287,801
 Company-obligated, mandatorily
  redeemable, convertible preferred
  securities of Tosco Financing Trust
  holding solely 5 3/4% convertible
  junior subordinated Debentures
  of Tosco ............................            300,000          --               --              --           300,000

 Shareholders' equity:
 Common Stock .........................            103,865          --             10,569           5,931         120,365
 Additional paid in capital ...........            963,667          --            386,311         206,224       1,556,202
 Retained earnings ....................             77,594          --               --              --            77,594
 Treasury stock, at cost ..............            (74,803)         --               --              --           (74,803)
                                               -----------     ---------      -----------     -----------     -----------
                                                 1,070,323          --            396,880         212,155       1,679,358
                                               -----------     ---------      -----------     -----------     -----------
   Total liabilities and equity .......        $ 3,554,825     $ 607,500      $ 1,225,586     $      --       $ 5,387,911
                                               ===========     =========      ===========     ===========     ===========

----------
(1) The Financing Transactions, net of estimated costs, include: (i) the issuance of $600 million of unsecured term debt on January 14, 1997; (ii) cash borrowings under the New Credit Agreement and Additional Credit Agreement; and (iii) the repayment of $100 million of 9% First Mortgage Bonds due March 15, 1997. Under the terms of the purchase agreement with Unocal, Tosco deposited into an escrow account on January 15, 1997, $1.4 billion in value, consisting of $600 million in cash, a $400 million letter of credit and a stock purchase agreement requiring Tosco to issue shares of Common Stock to Unocal equal to approximately $400 million at the date of the Acquisition. See Note (2).

(2) Records consummation of the Unocal Acquisition and long-term operating lease of approximately $235 million for certain service station sites from a special purpose entity. The pro forma balance sheet reflects lease transaction costs of $1.5 million and the issuance of 14,092,482 shares of Tosco Common Stock to Unocal at $28.1625 per share pursuant to the terms of the escrow agreement.

(3) Issuance and sale of 22,000,000 shares of Tosco Common Stock generating net proceeds of approximately $605.9 million. The pro forma financial information further assumes that of the estimated net proceeds, $393.7 million will be used to repurchase the Unocal Shares and $212.2 million will be used to repay borrowings made by Tosco under its New Credit Agreement and Additional Credit Agreement. See "The Company--Acquisition of Unocal Refining and Marketing Assets."

(4) Represents the estimated value of inventories acquired at the closing of the Acquisition. The actual value of inventories acquired will be based on the volumes and prices at the closing date.

(5) Under the purchase agreement, for a period of 25 years, Unocal will be responsible for environmental liabilities arising out of or relating to the period prior to March 31, 1997, except that Tosco will pay the first $7 million of such environmental liabilities each year, plus 40% of any amounts in excess of $7 million per year, with Unocal paying the remaining 60% each year. The aggregate maximum amount that Tosco may have to pay in total for the 25 year period for such environmental liabilities is limited to $200 million. As the Company has not completed its environmental studies, it has determined it to be prudent to accrue the maximum amount of its potential liability.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                         CIRCLE K
                                                                         PRO FORMA
                                              TOSCO      CIRCLE K(1)    ADJUSTMENTS     PRO FORMA(2)          UNOCAL
                                              -----      -----------    -----------     ------------          ------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales .............................        $ 9,922,611   $ 1,519,542    ($218,800)(4)   $ 11,223,353       $ 4,868,700
Cost of sales and operating
 expenses .........................         (9,384,718)   (1,217,565)     218,800(4)     (10,593,305)       (4,708,500)
                                                                --       (209,822)(5)           --                --
Selling, general and administrative
 expense ..........................           (202,855)     (263,636)     209,822(5)        (261,154)         (127,500)
                                                                           (4,485)(6)                             --

Interest expense, net .............            (87,189)      (11,324)     (12,559)(7)       (111,072)           (1,200)
                                           -----------   -----------    -------------   ------------       -----------
Income before income taxes ........            247,849        27,017      (17,044)           257,822            31,500
Provision for income taxes ........           (101,099)      (11,347)       4,961(8)        (107,485)          (17,600)
                                           -----------   -----------    -------------   ------------       -----------
Income before dividends on Trust
 Preferred Securities .............        $   146,750   $    15,670    ($ 12,083)      $    150,337       $    13,900
 Dividends on Trust Preferred,
 net of taxes .....................               (464)         --           --                 (464)             --
                                           -----------   -----------    -------------   ------------       -----------

Net income ........................        $   146,286   $    15,670    ($ 12,083)      $    149,873       $    13,900
                                           ===========   ===========    =============   ============       ===========
Earnings per share before
 extraordinary item:

  Primary .........................        $      1.16          --           --         $       1.12(9)           --
  Fully diluted ...................        $      1.15          --           --         $       1.11(9)           --

                                                UNOCAL
                                              PRO FORMA        PRO FORMA
                                             ADJUSTMENTS       COMBINED(3)
                                             -----------       -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Sales .............................        ($1,011,200)(10)   $ 15,080,853
Cost of sales and operating
 expenses .........................          1,011,200(10)     (14,237,605)
                                                53,000(11)            --
Selling, general and administrative

 expense ..........................               --              (388,654)
                                                  --                  --

Interest expense, net .............            (64,600)(12)       (176,772)
                                           -----------        ------------
Income before income taxes ........            (11,500)            277,822
Provision for income taxes ........              4,543(13)        (120,542)
                                           -----------        ------------
Income before dividends on Trust

 Preferred Securities .............        ($    6,957)       $    157,280
 Dividends on Trust Preferred,
 net of taxes .....................               --                  (464)
                                           -----------        ------------
Net income ........................        ($    6,957)       $    156,816
                                           ===========        ============
Earnings per share before
 extraordinary item:

  Primary .........................               --                 $1.01(14)
  Fully diluted ...................               --                 $1.00(14)

----------
(1) Tosco consummated the purchase of Circle K on May 30, 1996. Accordingly, the results of operations of Circle K are included in Tosco's historical statement of income for the year ended December 31, 1996 from that date. The separately presented historical results of operations of Circle K, excluding non-recurring charges, are for the period January 1, 1996 to May 29, 1996.
(2) The pro forma income statement does not reflect the improvement in operating contribution anticipated from the acquisition of Circle K or the possible reduction in operating and administrative costs expected from the consolidation of the Seattle, Washington office of Tosco with the Phoenix, Arizona office of Circle K, net of non-recurring costs of consolidation.
(3) The pro forma income statement does not reflect the improvement in operating contribution and cost reductions anticipated from the Acquisition.

Circle K pro forma adjustments:

(4) Removes excise taxes of Circle K included in sales and cost of sales for consistency of presentation.
(5) Allocates Circle K store operating costs and depreciation and amortization to cost of sales for consistency of presentation.
(6) Records amortization of intangibles (primarily trademarks) acquired in the purchase of Circle K over 40 years (the useful life over which the intangible assets are expected to be realized).
(7) Records interest on $435.4 million additional debt incurred to finance the Circle K acquisition. The Circle K acquisition was financed by the issuance of $240 million of 7 5/8% senior unsecured notes due 2006 and cash borrowings under Tosco's Credit Agreement. Records amortization of debt financing costs of $2.9 million over 10 year term of debt.
(8) Records income taxes on taxable pro forma adjustments at Tosco's current effective tax rate of 39.5%. No deduction has been taken on amortization of intangibles which will not be deductible for income tax purposes.
9) Pro forma earnings per share are based on the number of common and common equivalent shares that would have been outstanding had the Circle K acquisition occurred on January 1, 1996.

Unocal pro forma adjustments:
(10) Removes excise taxes of Unocal included in sales and cost of sales for consistency of presentation.
(11) Adjusts historical depreciation and amortization based on a purchase price allocation of $1.428 billion. Records annual rental expense of approximately $23 million, including amortization of lease transaction costs, pursuant to a long-term lease of certain service stations purchased from Unocal by a special purpose entity for approximately $235 million.
(12) Records interest on $1.00 billion of additional indebtedness including $600 million of unsecured term debt, $474 million of borrowings under the New Credit Agreement and Additional Credit Agreement as adjusted for repayment of $100 million of 9% First Mortgage Bonds due March 15, 1997 with interest rates of 7.63%, 5.75% and 9%, respectively. Records amortization of debt financing costs of $7.5 million over the weighted average debt terms of 19 years.
(13) Records income taxes on pro forma results of Unocal's operations at Tosco's current effective tax rate of 39.5%.
(14) Pro forma earnings per share are based on the number of common and common equivalent shares that would have been outstanding had the Acquisition and this offering occurred on January 1, 1996.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1996, the current maturities of long-term debt, the total consolidated capitalization, and the total consolidated capitalization of Tosco as adjusted to reflect (i) the issuance of $600 million of unsecured term debt on January 14, 1997, (ii) cash borrowings under the New Credit Agreement and the Additional Credit Agreement,
(iii) the repayment of $100 million of 9% First Mortgage Bonds due March 15, 1997, (iv) the consummation of the Acquisition, including the issuance of 14,092,482 shares of Common Stock to Unocal, (v) the sale of 22 million Shares (assuming no exercise of the U.S. Underwriters' over-allotment option) and (vi) the application of the net proceeds from this offering, of which $393.7 million will be used to repurchase and retire the Unocal Shares and the balance used to repay borrowings under the New Credit Agreement and Additional Credit Agreement. See "Use of Proceeds." The following table should be read in conjunction with the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

                                                                            DECEMBER 31, 1996
                                                                      ---------------------------
                                                                        ACTUAL        AS ADJUSTED
                                                                        ------        -----------
                                                                            (IN THOUSANDS)
Current maturities of long-term debt .............................    $   113,200     $    13,200
                                                                      ===========     ===========
Long-term debt--collateralized:
 Mortgage bonds guaranteed on a collateralized basis by the Bayway
  Refining Company ...............................................    $   150,000     $   150,000
 Mortgage bonds collateralized by the Avon Refinery ..............        200,000         200,000
 Capital leases ..................................................         55,080          55,080
 Real estate installment purchase ................................         52,777          52,777
 Other ...........................................................          3,656           3,656
Long-term debt--uncollateralized:
 Revolving credit facility (1) ...................................           --           474,051
 7% Notes due 2000 ...............................................        125,000         125,000
 7 5/8% Notes due 2006 ...........................................        240,000         240,000
 7.25% Notes due 2007 ............................................           --           200,000
 7.80% Debentures due 2027 .......................................           --           300,000
 7.90% Debentures due 2047 .......................................           --           100,000
 Other ...........................................................            319             319
                                                                      -----------     -----------
    Total long-term debt .........................................        826,832       1,900,883
                                                                      -----------     -----------
 Company-obligated, mandatorily redeemable, convertible
  preferred securities of Tosco Financing Trust holding
  solely 5 3/4% convertible junior subordinated
  debentures of Tosco (2) ........................................        300,000         300,000
                                                                      -----------     -----------
 Shareholders' equity:
  Common Stock $.75 par value, 250,000,000 shares
   authorized, 138,486,201 shares issued, as
   adjusted 160,486,201 (including treasury shares)(3) ...........        103,865         120,365
 Additional paid-in capital ......................................        963,667       1,556,202
 Retained earnings ...............................................         77,594          77,594
 Treasury stock, at cost (7,470,996 shares) ......................        (74,803)        (74,803)
                                                                      -----------     -----------
    Total shareholders' equity ...................................      1,070,323       1,679,358
                                                                      -----------     -----------
      Total capitalization .......................................    $ 2,197,155     $ 3,880,241
                                                                      ===========     ===========

----------
(1) At December 31, 1996, Tosco's Credit Agreement (as defined in the Prospectus) provided for an extension of up to $600 million in credit. At that date, Tosco had no cash borrowings and outstanding letters of credit of approximately $112,000 under the Credit Agreement. On January 14, 1997, the Credit Agreement was amended to increase the availability by $400 million to $1 billion under the New Credit Agreement.
(2) The sole assets of the Trust are 5 3/4% Convertible Debentures of Tosco due 2026 with a principal amount of $300 million.
(3) Excludes 16,078,723 shares of Common Stock reserved for issuance upon exercise of currently outstanding stock options and the conversion of convertible securities as of March 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five years in the period ended December 31, 1996. This table should be read in conjunction with the Company's Consolidated Financial Statements incorporated herein by reference.

                                                                            YEAR ENDED DECEMBER 31,(A)
                                                        -----------------------------------------------------------------
                                                           1992          1993         1994          1995         1996(B)
                                                           ----          ----         ----          ----         -------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Sales ..............................................    $ 1,861.0     $ 3,559.2    $ 6,365.8     $ 7,284.0    $ 9,922.6
Gross profit on sales ..............................        132.7         251.8        260.4         284.8        551.4
Inventory valuation (recovery) writedown ...........         --            17.7        (17.7)         --           --
Restructuring (1996 and 1995) charge and
  environmental cost accrual .......................         25.0          --            6.0           5.2         13.5
                                                        ---------     ---------    ---------     ---------    ---------
                                                            107.7         234.1        272.1         279.6        537.9
Selling, general and administrative expense ........         38.7          58.2         84.1          95.9        202.8
Interest expense, net ..............................         18.0          44.1         54.2          56.3         87.2
                                                        ---------     ---------    ---------     ---------    ---------
Pre-tax income .....................................         51.0         131.8        133.8         127.4        247.9
Provision for income taxes .........................         20.8          51.2         50.0          50.3        101.1
                                                        ---------     ---------    ---------     ---------    ---------
Income from continuing operations before other items         30.2          80.6         83.8          77.1        146.8
Dividends on preferred securities, net of tax ......         --            --           --            --             .5
Discontinued operations, net of income taxes:
 Income (loss) from operations .....................        (15.9)         --           --            --           --
 Estimated loss on disposal ........................       (105.0)         --           --            --           --
Cumulative effect of accounting changes ............         16.2          --           --            --           --
                                                        ---------     ---------    ---------     ---------    ---------
Net income (loss) ..................................    ($   74.5)    $    80.6    $    83.8     $    77.1    $   146.3
                                                        =========     =========    =========     =========    =========
Income (loss) attributable to common shares ........    ($   84.5)    $    70.5    $    77.6     $    77.1    $   146.3
                                                        =========     =========    =========     =========    =========

EARNINGS (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE(C):

Primary:
 From continuing operations ........................    $     .23     $     .79    $     .76     $     .69    $    1.16
 From discontinued operations ......................        (1.36)         --           --            --           --
 From cumulative effect of accounting changes ......          .18          --           --            --           --
                                                        ---------     ---------    ---------     ---------    ---------

Net income (loss) ..................................    ($    .95)    $     .79    $     .76     $     .69    $    1.16
                                                        =========     =========    =========     =========    =========

Fully diluted:
 From continuing operations ........................    $     .23     $     .78    $     .75     $     .68    $    1.15
 From discontinued operations ......................        (1.36)         --           --            --           --
 From cumulative effect of accounting changes ......          .18          --           --            --           --
                                                        ---------     ---------    ---------     ---------    ---------

Net income (loss) ..................................    ($    .95)    $     .78    $     .75     $     .68    $    1.15
                                                        =========     =========    =========     =========    =========

                                                                AS OF  DECEMBER 31,
                                              --------------------------------------------------------
                                                 1992       1993        1994        1995        1996
                                                 ----       ----        ----        ----        ----
BALANCE SHEET DATA:
Total assets .............................    $  952.9    $1,492.9    $1,797.2    $2,003.2    $3,554.8
Current maturities of long-term debt .....          .8          .8          .8          .8       113.2
Long-term and revolver debt ..............       356.8       603.3       687.4       624.0       826.8
Company-obligated, mandatorily redeemable,
 convertible preferred securities of Tosco
 Financing Trust .........................        --          --          --          --         300.0
Preferred stock ..........................       111.2       111.2        --          --          --
Total shareholders' equity ...............       381.4       521.6       575.5       627.1     1,070.3

----------
(a) Reflects Seminole Fertilizer Corporation as a discontinued operation for all years.
(b) Includes the operations of The Circle K Corporation for the period May 30, 1996 through December 31, 1996.
(c) In February 1997, Tosco declared and distributed a three-for-one stock split. The earnings (loss) per common and common equivalent share for all years reflect this stock split.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     1996 was a year of expansion for Tosco. Tosco acquired the U.S. Northeast refining and marketing assets of British Petroleum ("BP") in February 1996, and The Circle K Corporation ("Circle K") in May 1996, and entered into an agreement to acquire the West Coast refining and marketing division of Union Oil Company of California ("Unocal") in December 1996 (the "Acquisition"). The completed acquisitions and continued growth of Tosco's operations provided the basis for Tosco's most successful year in terms of revenues, operating contribution, and net income. Tosco's capital structure and credit standing also strengthened in 1996 through profitable results of operations and the issuance of $300 million of Trust Convertible Preferred Securities at favorable rates and conversion ratios. Tosco achieved investment grade ratings by all major ratings agencies and made further progress to an unsecured debt structure with an expanded unsecured Revolving Credit Facility. The ratio of debt (non-current portion of long-term debt) to total capitalization improved to 38%, its best since 1991, a period prior to the start of Tosco's rapid growth. Common Stock was split 3-for-1 in February 1997 and Tosco announced that future quarterly dividends would be raised to $.06 per post-split share (equivalent to $.18 per pre-split share).

     The net income for the first quarter of 1997 was less than the comparable quarter of 1996. See "The Company--Recent Developments."

ACQUISITIONS

     Northeast Refining and Marketing Assets--On February 2, 1996, Tosco purchased BP's U.S. Northeast refining and marketing assets for $64 million, plus the value of inventories. Under the purchase agreement, Tosco obtained a 15 year exclusive license, with various renewal options, to market gasoline and diesel fuels under the BP brand in the U.S. Northeast. BP retained environmental obligations relating to the Trainer Refinery and other properties included in the sale. See Note 3 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

     Circle K--On May 30, 1996, Tosco completed its acquisition of Circle K for a total consideration of $444 million in cash and approximately 19.5 million (post-split) shares of Tosco Common Stock. Circle K has approximately 2,400 company-controlled convenience stores, approximately 2,000 of which sell gasoline. With the acquisition of Circle K, Tosco is the largest operator of company-controlled convenience stores in the United States. See Note 3 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

     Unocal--On March 31, 1997, Tosco completed its acquisition of the West Coast refining and marketing division of Unocal for a total consideration consisting of $1 billion in cash and 14,092,482 shares of Tosco Common Stock, valued at $28.1625 per share. The Results of Operations table below does not reflect the Acquisition. Tosco expects the Acquisition to be additive to earnings per share after the combined operations are fully integrated through substantial cost savings, efficiencies and synergies. See Note 19 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference. See "The Company--Acquisition of Unocal Refining and Marketing Assets." RESULTS OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1994          1995          1996
                                                    ----          ----          ----
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales (a) ...................................    $6,365,757    $7,284,051    $9,922,611
Cost of sales ...............................     6,087,642     6,999,301     9,371,218
Environmental cost accrual ..................         6,000          --            --
Consolidation accrual .......................          --           5,200        13,500
Selling, general, and administrative expenses        84,123        95,858       202,855
Interest expense, net .......................        54,143        56,253        87,189
                                                 ----------    ----------    ----------
Income before income taxes ..................       133,849       127,439       247,849
Income taxes ................................        50,006        50,381       101,099
Dividends on Trust Convertible Preferred
 Securities, net of income tax benefit ......          --            --             464
                                                 ----------    ----------    ----------
Net income ..................................    $   83,843    $   77,058    $  146,286
                                                 ==========    ==========    ==========
Fully diluted earnings per share(b) .........    $     0.75    $     0.68    $     1.15
                                                 ==========    ==========    ==========

----------
(a) The increase in 1996 sales is primarily attributable to Tosco's acquisitions and higher petroleum sales prices. Higher sales prices are primarily attributable to higher crude oil costs.
(b) Earnings per share for 1996 reflect the shares issued in connection with the acquisition of Circle K. Earnings per share for all periods presented reflect the 3-for-1 stock split declared and distributed in February 1997.

                                                             YEAR ENDED DECEMBER 31,
                                                           -----------------------------
                                                            1994       1995       1996
                                                            ----       ----       ----
REFINING DATA SUMMARY (A):

Average charge barrels input per day:
 Crude oil ............................................    433,000    466,000    468,900
 Other feed and blending stocks .......................     70,700     74,900     66,100
                                                           -------    -------    -------
                                                           503,700    540,900    535,000
                                                           =======    =======    =======
Average barrels of petroleum products produced per day:

 Clean products (b) ...................................    400,200    432,800    433,900
 Other finished products ..............................    103,900    110,500    104,600
                                                           -------    -------    -------
                                                           504,100    543,300    538,500
                                                           =======    =======    =======
Operating margin per charge barrel (c) ................    $  3.96    $  3.77    $  4.89
                                                           =======    =======    =======

----------
(a) The refining data summary presents the operating results of the Bayway Refinery, located on the New York Harbor; the Avon Refinery, located in the San Francisco Bay Area; and the Ferndale Refinery, located on Washington's Puget Sound. The Trainer Refinery, located near Philadelphia, which was acquired in a shutdown state and is currently undergoing refurbishment and modernization, is scheduled to restart during the second quarter of 1997.

(b) Clean products are defined as clean transportation fuels (gasoline, diesel, and jet fuel) and heating oil.

(c) Operating contribution (sales minus cost of sales), as adjusted to exclude refinery operating costs and consolidation charges, divided by total refinery charges.

                                                            YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
                                                      1994           1995           1996
                                                      ----           ----           ----
RETAIL DATA SUMMARY:
Volume of fuel sold (thousands of gallons) .....     769,000      1,046,610      2,060,590
Blended fuel margin (cents per gallon) .........       10.00          10.00          11.64
Number of gasoline stations at year end ........         995          1,015          3,270
Merchandise sales (thousands of dollars) .......    $ 23,759     $   28,710     $1,173,370
Merchandise margin (percentage of sales) .......        28.0%          28.8%          29.7%
Number of merchandise stores at year end .......          75            115          2,400
Other retail gross profit (thousands of dollars)    $  6,620     $   15,690     $   53,000

1996 COMPARED TO 1995

     Tosco earned a record $146.3 million in 1996 ($1.15 per fully diluted post-split share) compared to $77.1 million in 1995 ($.68 per fully diluted post-split share). Results of operations for 1996 include a pre-tax charge of $13.5 million ($8.1 million after-tax, $.06 per post-split share) for the consolidation of the retail marketing division following the acquisition of Circle K. Results of operations for 1995 include a restructuring charge of $5.2 million.

     Operating contribution (sales less cost of sales) was $551 million in 1996 compared to $285 million in 1995, an increase of $266 million due to improved refinery operations ($155 million) and expanded retail operations($111 million).

     Refinery operating contribution increased by $155 million to $365 million for 1996 due to improved refining margins partially offset by higher refinery operating costs and lower production volumes. Refining operating contribution per barrel, which fluctuated significantly during the year, averaged $4.89 for the year, an improvement of $1.12 from 1995. Operating contribution for 1996 benefited from the strong East Coast refining margins due to cold weather in the first quarter of 1996, while operating contribution for 1995 was negatively impacted by extremely weak refining margins and extensive scheduled refinery turnaround maintenance at the Avon and Ferndale Refineries. The improved operating contribution of 1996 was partially offset by higher refinery operating costs and declines in 1996 production levels. Higher refinery operating costs were primarily due to the Trainer Refinery (acquired in a shutdown state in February 1996), increased energy costs, and higher depreciation costs. Raw material throughput for 1996 declined by 5,900 barrels per day ("B/D") to 535,000 B/D. However, production of clean products increased by 1,100 B/D to 433,900 B/D. Production of clean products was aided by the completion of the solvent deasphalting unit ("SDA") at the Bayway Refinery in August 1996. The SDA processes low-value residual fuel to produce feedstock for the cat cracker, the refinery's principal gasoline manufacturing unit, and reduces the amount of high-cost, partially refined feedstocks that Bayway purchases from third parties.

     Operating contribution from Tosco's retail operations increased by $111 million to $186 million for 1996, primarily because of the acquisition of Circle
K. Retail volume of fuel sales approximately doubled to 2.06 billion gallons, and the blended fuel margin increased by 1.6 cents per gallon to 11.6 cents per gallon. The increase in fuel margin was primarily attributable to the higher proportion of sales from company-operated stores. Fuel margins achieved at company-operated stores are typically higher than margins on branded fuel sales to the dealer/jobber channel of trade. Operating contribution from retail operations also improved due to expanded merchandise sales of approximately $1.2 billion for 1996 (with margins of 29.7%). These improved margins were reduced by station operating and other costs of the approximately 2,400 convenience stores acquired in the Circle K acquisition.

     Selling, general and administrative expenses ("SG&A") were $203 million in 1996 compared to $96 million in 1995. This increase of $107 million was due to Tosco's expanded operations and higher levels of incentive compensation due to improved operating results.

     In June 1995, Tosco entered into a three-year agreement with a financial institution to sell, on a revolving basis, up to $100 million of an undivided percentage ownership interest in a designated pool of accounts receivable (the "Receivable Transfer Agreement"). The Receivable Transfer Agreement was amended in May 1996 to increase the program to $175 million, and again in December 1996 to $200 million. Costs of the Receivable Transfer Agreement (which are less than interest costs would be on equivalent borrowings under Tosco's Revolving Credit Facility) are included in cost of sales. See Note 5 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference. Interest expense increased in 1995, despite the reduction in interest costs resulting from the Receivable Transfer Agreement, due to higher debt levels related to Tosco's expanded operations and higher price levels of raw materials and products.

     Income taxes in 1996 increased by $51 million to $101 million due to improved pretax income and a higher effective tax rate. See Note 15 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

1995 COMPARED TO 1994

     Tosco earned $77.1 million ($.68 per fully diluted post-split share) on sales of $7.3 billion for 1995 compared to net income of $83.8 million ($.75 per fully diluted post-split share) on sales of $6.4 billion for 1994. Results of operations for 1995 include a restructuring charge totaling $5.2 million ($3.1 million after tax, $.03 per post-split share) related to a major expense reduction program at the Avon Refinery. Results of operations for 1994 include the reversal of 1993's $17.7 million ($10.7 million after tax, $.10 per post-split share) writedown of LIFO inventories due to the recovery of prices during 1994 and a $6.0 million ($3.6 million after tax, $.03 per post-split share) environmental cost accrual for probable investigative and remedial liabilities at former operating locations.

     Tosco generated an operating contribution (sales less cost of sales) for 1995 of $285 million, an increase of $7 million over 1994. The increase was primarily attributable to the excellent production operations, lower production costs, and moderately higher East Coast operating margins, which more than offset declines in West Coast refinery operating margins, and the continued strong performance of expanded retail operations.

     Consolidated refinery production for 1995 improved over 1994 due to the achievement of record production levels at the Avon and Bayway Refineries, which more than offset the reduced production levels at the Ferndale

Refinery. Consolidated raw material throughput increased by 37,200 B/D to 540,900 B/D while production of clean products increased by 32,600 B/D to 432,800 B/D. Total production also increased by 39,200 B/D to 543,300 B/D. This increased production was achieved despite the shut down of the Avon cat cracker, its principal gasoline production unit, and the Ferndale Refinery, for 55 days and 33 days, respectively, for major turnaround maintenance. Bayway's record production results were primarily attributable to expanded crude distillation capacity completed in 1994 and record unit production rates of the fluid catalytic cracking unit, the world's largest and Bayway's principal gasoline production unit. The cat cracker was shut down for scheduled turnaround maintenance in 1994.

     East coast margins improved by $.25 per barrel for the year, primarily during the second half of 1995, due to higher sale prices. Operating margins for the year were hurt by the exceptionally weak market conditions of the first quarter of 1995 caused by the combined impact of a surplus of heating oil and poor gasoline markets. Operating margins improved during the balance of the year as demand strengthened and uncertainty over the introduction of reformulated gasoline ("RFG") subsided.

     West coast margins declined as excess supply in highly competitive markets depressed product prices, particularly in the first quarter of 1995. In response to continuing poor operating margins, Tosco implemented a restructuring program to reduce costs and increase efficiency. The restructuring cost of $5.2 million, recorded in the first and second quarters of 1995, was primarily for the then-anticipated severance costs of approximately 175 people at the Avon Refinery and related support locations.

     Retail operations generated an operating contribution of $75 million for 1995, an increase of $11 million from 1994. Retail volumes sold increased by 278 million gallons to 1.047 billion gallons due to the acquisition of retail operations in Northern California and Arizona in August 1994 and December 1994, respectively. Retail gasolinemargins remained approximately the same at $.10 per gallon for 1995 and 1994.

     SG&A increased by $12 million to $96 million due to Tosco's expanded retail operations and higher levels of incentive compensation (due to higher levels of operating income before special items), partially offset by certain benefit recoveries. SG&A for 1994 was reduced by insurance recoveries of $3 million (related to now settled litigation with the predecessor owners of the Avon Refinery over environmental matters) and $1.0 million (related to a retroactive adjustment of prior-year medical costs based on favorable claim experience). See
Note 17 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

     Net interest expense increased in 1995 by $2 million, despite the reduction in interest costs resulting from the Receivable Transfer Agreement effective June 1995, due to higher debt levels related to Tosco's expanded operations.

     The provision for income taxes for 1995 approximated the 1994 amount despite lower pre-tax income, because the tax provision for 1994 included recognition of revised income tax benefits of $3 million related to Tosco's discontinued fertilizer operations.

OUTLOOK

     Results of operations are primarily determined by the operating efficiency of the refineries, and refining and retail fuel margins. Refinery production for the first quarter of 1997 will be negatively impacted by a January accident at the Avon hydrocracking unit, the scheduled turnaround at the Avon coker unit, and reduced throughput rates at the Bayway Refinery in January due to unscheduled major maintenance.

     On January 21, 1997, a fire and explosion occurred at Avon's hydrocracking unit (a gasoline production unit). No other units at the refinery were damaged. The hydrocracking unit remains shutdown while investigations into the cause of the accident continue. The date the unit will return to service is not known. The accident is not expected to significantly affect the scheduled early March completion date of the fluid coker, which was shutdown in early January for scheduled turnaround maintenance. Tosco has altered its operations to optimize production while these units are shutdown. Tosco has adequate property and business interruption insurance that should mitigate the impact of the accident on results of operations and cash flow. At the Bayway Refinery, the cat cracker was shutdown for unscheduled major maintenance in January 1997. The cat cracker returned to normal operations in late January. There are no other significant turnarounds scheduled at Tosco's operating refineries for 1997. The shut-down Trainer Refinery, which is currently undergoing a $100 million refurbishment and modernization program, is also expected to restart during the second quarter of 1997.

     Refining and retail fuel margins were extremely poor in January 1997. Margins, especially on the West Coast, improved in February but remain weak overall. Merchandise margins remain consistent. Tosco is not able to predict the short-term level or trend of refinery and retail fuel operating margins because of the uncertainties associated with oil markets. In view of uncertain operating margins and highly competitive markets, Tosco is committed to improving its results by lowering costs in all areas of operation without compromising safety, reliability, or environmental compliance.

CASH FLOWS

     Cash and cash equivalents increased by $75 million during 1996 as cash provided by operating and financing activities of $470 million and $322 million, respectively, exceeded cash used in investing activities of $717 million.

     Net cash provided by operating activities of $470 million was from cash earnings of $364 million (net income plus depreciation, amortization, and deferred income taxes), plus a decrease in working capital of $103 million, and $3 million from other sources. The decrease in working capital is primarily due to the sale of receivables pursuant to the Receivable Transfer Agreement (which was expanded to $200 million in December 1996).

     Net cash used in investing activities totaled $717 million: the acquisition of Circle K ($412 million), capital additions ($194 million), the acquisition of the BP Northeast refining and marketing assets ($64 million), and other items ($47 million).

     Net cash provided by financing activities totaled $322 million as proceeds from notes of $240 million and company-obligated, mandatorily redeemable, convertible preferred securities ("Trust Convertible Trust Securities") of $300 million exceeded the retirement of $103 million of pre-acquisition debt of Circle K, net repayments under short-term bank lines and the Revolving Credit Facility of $65 million, dividend payments of $27 million, and other items of $23 million.

LIQUIDITY

     Liquidity (as measured by cash, cash equivalents, marketable securities, deposits, and unused credit facilities) increased by $254 million during 1996 as cash and cash equivalents increased by $75 million, marketable securities and deposits increased by $6 million, and unused credit facilities increased by $173 million. At December 31, 1996, liquidity totaled $618 million. In January 1997, Tosco increased its cash and credit availability by $400 million to $1 billion.

     In January 1997, Tosco filed a shelf registration statement providing for the issuance of up to $1.5 billion aggregate principal amount of its securities. The securities to be issued may consist of one or more series of debentures, notes or other uncollateralized forms of indebtedness, Common Stock, Preferred Stock, and Preferred Stock represented by depository shares. Such securities may be offered, separately or together, in amounts and at prices and terms to be set forth in one or more supplements to the shelf registration statement.

     The Revolving Credit Facility, as well as funds potentially available from the issuance of securities, provides Tosco with adequate resources to meet its expected liquidity demands, including required debt payments and liquidity requirements associated with the Acquisition, for at least the next twelve months.

CAPITAL EXPENDITURES

     On February 2, 1996, Tosco completed the purchase of BP's U.S. Northeast refining and marketing assets, and on May 30, 1996, Tosco completed its acquisition of Circle K. Additionally, Tosco spent $194 million on budgeted capital projects in 1996, primarily at the Avon and Bayway Refineries and for retail assets. Refinery capital spending programs were for the completion of projects to meet reformulated fuel specifications, compliance with environmental regulations and permits, personnel/process safety programs, and operating flexibility and reliability projects (including the tie-in of the SDA at Bayway). Retail capital spending was focused on integrating operations and enhancing existing sites.

     The Acquisition was funded by a combination of term debt, bank debt, and equity. Tosco expects to fund its other refinery and retail capital expenditures from cash provided by operations, available credit, and other resources. In view of the Acquisition, capital spending for retail operations will be refocused on enhancing existing retail sites and integrating operations after the Acquisition.

CAPITALIZATION

     At December 31, 1996, total shareholders' equity was $1.07 billion, a $443 million increase from the December 31, 1995 balance of $627 million. This increase was due to the issuance of 19,476,255 (post-split) shares of Common Stock for $327 million, net income of $146 million less Common Stock dividends of $27 million, and other items of $3 million. Debt, including current maturities and short-term bank borrowings, increased by $295 million to $940 million, due to Tosco's acquisitions. The ratio of debt (non-current portion of long-term debt) to total capitalization decreased from 50% to 38% due to profitable results of operations and the issuance of $300 million of Trust Convertible Preferred Securities in December 1996. See Note 11 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference.

IMPACT OF INFLATION

     The impact of inflation has been less significant during recent years because of the relatively low rates of inflation experienced in the United States. Raw material costs, energy costs, and labor costs are important components of Tosco's costs. Any or all of these components could be increased by inflation, with a possible adverse effect on profitability, especially in high inflation periods when raw material and energy cost increases generally lead finished product prices. In addition, a rapid escalation of raw material and finished products prices could result in credit restrictions if working capital requirements exceed the maximum availability under the Revolving Credit Facility.

RISK MANAGEMENT

     Tosco uses a variety of strategies to reduce commodity price, interest, and operational risks. As discussed in Note 4 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference, Tosco, at times and when able, uses futures contracts to lock in what it believes to be favorable margins on a varying portion of refinery production by taking offsetting long (obligation to buy at a fixed price) positions in crude oil and short (obligation to deliver at a fixed price) positions in gasoline and heating oil futures and forward contracts. This strategy hedges Tosco's exposure to fluctuations in refining margins and therefore tends to reduce the volatility of operating results. In addition, Tosco enters into swap contracts with counterparties to hedge sales prices of residual fuels production. Futures and forward contracts were also used to a lesser extent to hedge inventories stored for future sale and to hedge against adverse price movements between the cost of domestic and foreign crude oil. At December 31, 1996, Tosco had hedged approximately 2% of its expected first quarter 1997 production at acceptable historical margins.

     Tosco manages its interest rate risk by maintaining a mix of fixed rate and floating rate debt. Floating rate debt, primarily borrowings under the Revolving Credit Facility, which currently provides up to $1 billion of uncollateralized revolving credit availability, is used to finance Tosco's working capital requirements. Existing fixed rate debt consists primarily of $125 million uncollateralized noncallable notes issued in July 1995 to repay indebtedness under the previously outstanding Collateralized Revolving Credit Facility, $450 million of mortgage bonds issued in 1992 and 1993 to refinance previously outstanding floating rate bank debt and to finance the acquisition of capital assets including the acquisition of the Bayway Refinery, $240 million uncollateralized noncallable notes issued in May 1996 to finance a portion of the Circle K purchase price, a $55 million real estate installment purchase note, and various capital lease obligations.

     Tosco carries insurance policies on insurable risks, which it believes to be at commercially reasonable rates. While Tosco believes that it is adequately insured, future losses could exceed insurance policy limits or, under adverse interpretations, be excluded from coverage. Future liability or costs, if any, incurred under such circumstances would have to be paid out of general corporate funds, if available. See Note 4 to the Company's 1996 Consolidated Financial Statements incorporated herein by reference for a discussion of Tosco's strategy to reduce credit risk.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, the U.S. Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                   Number of
                             Name                                   Shares
                             ----                                   ------

     U.S. Underwriters:
      Morgan Stanley & Co. Incorporated ....................       2,658,335
      Bear, Stearns & Co. Inc. .............................       2,658,333
      Credit Suisse First Boston Corporation ...............       2,658,333
      Oppenheimer & Co., Inc. ..............................       2,658,333
      Salomon Brothers Inc .................................       2,658,333
      Smith Barney Inc. ....................................       2,658,333
      Donaldson, Lufkin & Jenrette Securities Corporation ..         300,000
      Furman Selz LLC.......................................         300,000
      Lehman Brothers Inc...................................         300,000
      Neuberger & Berman, LLC...............................         150,000
      Schroder Wertheim & Co. Incorporated..................         300,000
      UBS Securities LLC....................................         300,000
                                                                  ----------
       Subtotal ............................................      17,600,000
                                                     .            ----------
     International Underwriters:
      Morgan Stanley & Co. International Limited ............        880,000
      Credit Suisse First Boston (Europe) Limited ...........        880,000
      Salomon Brothers International Limited ................        880,000
      J. Henry Schroder & Co. Limited .......................        880,000
      UBS Limited ...........................................        880,000
       Subtotal .............................................      4,400,000
                                                                  ----------
                        Total ...............................     22,000,000
                                                                  ==========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter will apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter will apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) do not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any such Common Stock in Canada or in, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, during the period of six months from the closing date, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares of Common Stock, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $.56 a share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares of Common Stock acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares of Common Stock, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares of Common Stock a notice containing substantially the same statement as is contained in this sentence.


     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 3,300,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Each of the Company and its executive officers and directors has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the period ending 90 days after the date of this Prospectus Supplement (other than (i) the shares of Common Stock offered hereby, (ii) shares of Common Stock issuable by the Company pursuant to the exercise of options or warrants or the conversion of a security outstandingon the date hereof, (iii) up to 106,000 shares of Common Stock which may be sold by two of the Company's directors who are retiring on May 15, 1997; or (iv) limited transfers of Common Stock to charitable organizations by certain officers and directors of the Company).

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing Shares in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Morgan Stanley & Co. Incorporated served as an initial purchaser in connection with Tosco's offering of $600 million of unsecured debt securities in January 1997, an initial purchaser in connection with the offering of 6 million Convertible Preferred Securities of Tosco Financing Trust completed in December 1996 and an underwriter in connection with Tosco's offering of $240 million principal amount of 7 5/8% Notes due 2006 (the "7 5/8% Notes") completed in May 1996 and received customary compensation with respect thereto. Oppenheimer & Co., Inc. acted as an underwriter in connection with Tosco's offering of the 7 5/8% Notes and received customary compensation with respect thereto.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP of New York, New York. Members of Stroock & Stroock & Lavan LLP are beneficial owners of Common Stock of the Company. Certain legal matters relating to the sale of the Shares offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P. of New York, New York.

                                     EXPERTS

     The consolidated balance sheets of Tosco as of December 31, 1995 and 1996, and the consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus Supplement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                                 $1,500,000,000

                                TOSCO CORPORATION

               DEBT SECURITIES, COMMON STOCK, PREFERRED STOCK AND
                                DEPOSITARY SHARES

                                   ----------

     Tosco Corporation ("Tosco" or the "Company") may offer and issue from time to time up to $1,500,000,000 aggregate principal amount of its securities consisting of (i) one or more series of debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) shares of its Common Stock, par value $.75 per share ("Common Stock"), (iii) shares of its Preferred Stock, par value $1.00 per share ("Preferred Stock") and (iv) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"). The Debt Securities, Common Stock, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each Depositary Share and (iv) in the case of Debt Securities, the specific title, series, aggregate principal amount, maturity, rate (or manner of calculation thereof) and time of payment of interest, form (which may be registered or bearer or certificated or global), authorized denominations, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, covenants, whether they are senior or subordinate and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, Securities covered by such Prospectus Supplement.

                                   ----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                   ----------

     The Securities may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. No Securities may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities. See "Plan of Distribution."

February 3, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFER THAN THOSE TO WHICH THEY RELATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR UNDER THE PROSPECTUS SUPPLEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

                                ----------------

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports and other information filed with the Commission may also be available at the Commission's site on the World Wide Web located at http://www.sec.gov. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc. and the Pacific Stock Exchange, Inc., on which exchanges the Company's Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          1. Annual Report on Form 10-K for the year ended December 31, 1995.

          2. Quarterly report on Form 10-Q for the quarter ended March 31, 1996.

          3. Quarterly report on Form 10-Q for the quarter ended June 30, 1996.

          4. Quarterly report on Form 10-Q for the quarter ended September 30, 1996.

          5. Current reports on Form 8-K filed on April 25, 1996, June 12, 1996 and December 27, 1996 and Form 8-K/A filed on August 12, 1996.

          6. Proxy Statement for 1996 Annual Meeting of Stockholders.

          7. Proxy Statement dated January 10, 1997 for Special Meeting of Stockholders.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Joseph Watson, Investor Relations, Tosco Corporation, 72 Cummings Point Road, Stamford, Connecticut 06902 (telephone
(203) 977-1000).

                                   ----------

     IN CONNECTION WITH THE OFFERING OF THE SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF SUCH SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   THE COMPANY

     Tosco is one of the largest independent refiners and marketers of petroleum products in the United States, operating principally on the East and West Coasts of the United States. Tosco, through its Avon Refinery located in the San Francisco Bay Area, Ferndale Refinery located on Puget Sound north of Seattle, and Bayway Refinery located in Linden, New Jersey, processes approximately 550,000 barrels per day of crude oil and other feedstocks into various petroleum products. Tosco also owns a refinery located in Trainer, Pennsylvania, near Philadelphia. Operations at this 150,000 barrel per day facility are currently suspended and the plant is undergoing a modernization and upgrading program which is expected to be completed in June 1997, when operations are expected to recommence. Through its retail distribution network, Tosco has approximately 8,000,000 gallons per day of retail fuel sales. Tosco has extensive distribution facilities and also engages in related commercial activities throughout the United States and internationally. With the acquisition of The Circle K Corporation in May 1996, Tosco is the nation's largest operator of company-controlled convenience stores. Tosco also has interests in oil shale properties in Colorado and Utah.

     On December 14, 1996, Tosco entered into a definitive agreement to acquire the West Coast petroleum refining, marketing and related supply and transportation assets of Union Oil Company of California ("Unocal"). See "Acquisition of Unocal Refining and Marketing Assets." Upon completion of the proposed acquisition, Tosco would be the largest independent refiner and marketer in the United States, with over 950,000 barrels per day of refining capacity and approximately 12,000,000 gallons per day of retail fuel sales through more than 5,300 sites.

     Tosco was incorporated under the laws of the State of Nevada in 1955. Its principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902 and its telephone number is (203) 977-1000.

ACQUISITION OF UNOCAL REFINING AND MARKETING ASSETS

     On December 14, 1996, Tosco entered into a definitive Sale and Purchase Agreement (the "Agreement") with Unocal to acquire Unocal's West Coast petroleum refining, marketing and related supply and transportation assets for a purchase price of approximately $1.4 billion, plus the value of inventory as of the closing date (the "Acquisition"). In addition, Unocal will be entitled to receive contingent participation payments over the next seven years, up to a maximum amount of $250 million, if the margin on dealer tank wagons exceeds a base index and/or the differential between California Air Resources Board Phase II gasoline and conventional gasoline exceeds a base index. For a period of 25 years, Unocal will be responsible for environmental liabilities arising out of or relating to the period prior to the closing, except that Tosco will pay the first $7 million of such environmental liabilities each year, plus 40% of any amounts in excess of $7 million per year, with Unocal paying the remaining 60% each year. The aggregate maximum amount that Tosco may have to pay in total for 25 years for such environmental liabilities is limited to $200 million. Environmental liabilities assumed by Tosco pursuant to the Acquisition will be reserved for at the time of Acquisition.

     The assets to be acquired from Unocal include the following: two petroleum refining systems comprised of four sites in California with an aggregate throughput capacity of 250,000 barrels per day; a retail gasoline system, consisting of approximately 1,350 76-branded gasoline stations, approximately 1,100 of which are company-controlled, which currently sells over 100,000 barrels per day of gasoline and diesel fuel; a distribution system comprised of 13 company-owned oil storage terminals, three modern American-flag 40,000 deadweight-ton tankers and 1,500 miles of crude oil and product pipeline; the worldwide rights to the "76" and "Union 76" brands, together with the distinctive orange ball logo, in the petroleum refining and marketing businesses, except for pre-existing license grants relating to 76 Truckstops and to Uno-Ven; and Unocal's lubricants manufacturing, distribution and marketing business.

     Consummation of the Acquisition is subject to the satisfaction of a number of conditions, including obtaining governmental regulatory approvals, approval by Tosco's stockholders of an amendment to its charter to allow for the issuance of additional shares of Tosco's Common Stock and the satisfaction of other conditions normally contained in transactions of this type. Pursuant to the Agreement, on January 15, 1997, Tosco deposited into an escrow account $1 billion in cash or equivalents and the right to receive $400 million of Common Stock of Tosco. Tosco will not be required to issue Common Stock having a value of less than $45 per share. The number of shares of Common Stock to which Unocal will be entitled will be determined based on the average Tosco stock prices for the ten days preceding the date Unocal would be entitled to receive such shares. If the price is below $45 per share, each of Tosco and Unocal will have specified rights. If the charter amendment is not approved and Tosco does not elect to pay the entire purchase price in cash, either party has the right to terminate the Agreement and Unocal would receive a $20 million break-up fee. If Unocal receives shares of Common Stock, it will be granted registration rights to sell such shares and will enter into an agreement with Tosco restricting its right to sell such shares or acquire additional shares, agreeing to vote such shares at all stockholder meetings in proportion to the votes of other stockholders and undertaking not to take or influence the control of Tosco.

     The Acquisition is presently expected to close in the first quarter of 1997. There is no assurance that the Acquisition will be consummated.

RECENT FINANCINGS

     In December 1996, Tosco Financing Trust, a Delaware statutory business trust (the "Trust"), sold an aggregate of 6 million 5 3/4% trust convertible preferred securities (the "Convertible Preferred Securities") for a total sales price of $300 million in cash. Tosco owns all the common securities of the Trust. The proceeds received by the Trust from the sale of the Convertible Preferred Securities were used by the Trust to acquire $300 million of 5 3/4% Convertible Junior Subordinated Debentures due December 15, 2026 of Tosco. The Convertible Preferred Securities are convertible at any time from and after March 15, 1997 and prior to December 15, 2026 into shares of Common Stock of Tosco at an initial conversion rate of .50633 shares of Tosco Common Stock for each Convertible Preferred Security (equivalent to a conversion price of $98.75 per share of Tosco Common Stock). The conversion price will be reset if the Acquisition is terminated or not consummated on or prior to December 31, 1997. The proceeds were used to pay down borrowings under Tosco's Credit Agreement (as defined herein) and to the payment of $100 million of 9% First Mortgage Bonds due March 15, 1997.

     On January 14, 1997, Tosco sold an aggregate of $600 million of notes (the "Notes"), consisting of $200 million of 7.25% notes due 2007, $300 million of 7.80% debentures due 2027 and $100 million of 7.90% debentures due 2047. The proceeds from the Notes will be used to finance the Acquisition and have been placed in escrow pursuant to the Agreement.

     On January 14, 1997, Tosco entered into an amended and restated revolving credit agreement (the "New Credit Agreement"), which expanded Tosco's existing revolving credit agreement (the "Credit Agreement") from $600 million to $1 billion. The increased amount of availability will be used to finance the Acquisition and for working capital purposes.

                                 USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds to Tosco from the sale of the Securities offered hereby will be used for general corporate purposes, which may include financing the Acquisition. The balance of the cash portion of the purchase price for the Acquisition, including working capital, will come from Tosco's available cash, from borrowings under the New Credit Agreement, and from the net proceeds received from Tosco's sale of the Notes.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
             TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

 NINE MONTHS ENDED
   SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
------------------           -------------------------------------------------
1996          1995           1995       1994       1993       1992       1991
----          ----           ----       ----       ----       ----       ----
3.28x         2.08x          2.49x      2.83x      3.28x      2.71x      3.55x

     The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

 NINE MONTHS ENDED
   SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
------------------           -------------------------------------------------
1996          1995           1995       1994       1993       1992       1991
----          ----           ----       ----       ----       ----       ----
3.28x         2.08x          2.49x      2.31x      2.25x      1.42x      2.78x

     For the purpose of computing the above ratios, earnings consist of consolidated income from operations before income taxes and fixed charges. Fixed charges consist of interest on outstanding debt, one third (the proportion deemed representative of the interest factor) of net rentals and amortization of debt discount and expense. Fixed charges and preferred stock dividends include the foregoing, plus dividends on preferred stock adjusted to a pre-tax basis.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Securities.

     The Senior Debt Securities are to be issued in one or more series (each such series a "Series") under an Indenture dated as of May 1, 1996, to be supplemented by one or more supplemental indentures (the "Senior Indenture") between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"). The form of the Senior Indenture is included as an exhibit to the Registration Statement. The Subordinated Debt Securities are to be issued under a separate indenture to be entered into between the Company and the Trustee (the "Subordinated Indenture"). The form of Subordinated Indenture will be filed in connection with any offering of Subordinated Debt. The Senior Indenture and Subordinated Indenture are collectively referred to herein as the "Indentures."

GENERAL

     The Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that debt securities of any Series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other indebtedness or securities which may be issued by the Company. All Senior Debt Securities will be unsecured and will not rank below any other unsecured indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement. The Trustee will authenticate and deliver Debt Securities executed and delivered to it by the Company as set forth in the Indentures.

     Reference is made to the Prospectus Supplement for the following and other possible terms of each Series of the Offered Securities in respect of which this Prospectus is being delivered: (i) the title of the Offered Securities; (ii) any limit upon the aggregate principal amount of the Offered Securities; (iii) if other than 100% of the principal amount, the percentage of their principal amount at which the Offered Securities will be offered; (iv) the date or dates on which the principal of the Offered Securities will be payable (or method of determination thereof); (v) the rate or rates (or method of determination thereof) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Offered Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which Offered Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem, repurchase or repay Offered Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (ix) the events of default or covenants relating to the Offered Securities, to the extent different from or in addition to those described herein; (x) whether the Offered Securities will be issued in certificated and/or book-entry form; (xi) whether the Offered Securities will be in registered or bearer form and the denominations thereof; (xii) whether the Debt Securities offered will be Senior Debt Securities or Subordinated Debt Securities; (xiii) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; and (xiv) any other terms or conditions not inconsistent with the provisions of the Indentures upon which the Offered Securities will be offered.

     Unless otherwise provided in the Prospectus Supplement relating to any Offered Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable and exchangeable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security Register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

     Unless otherwise set forth in the Prospectus Supplement, Debt Securities may be issued only in fully registered form in minimum denominations of $1,000 and any integral multiple thereof. Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same Series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with all conditions and covenants contained in the Indentures.

     The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Securities at the option of the holders thereof. Any such obligations applicable to a Series of Debt Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise described in a Prospectus Supplement relating to any Offered Securities, there are no covenants or provisions contained in the Indentures which may afford the holders of Offered Securities protection in the event of a highly leveraged transaction involving the Company. Except as otherwise described in the Prospectus Supplement, any such covenants or provisions will not be subject to waiver by the Company's Board of Directors without the consent of the holders of not less than a majority in principal amount of Debt Securities of each Series as described under "Modification of the Indentures" below.

CONVERSION RIGHTS

     The terms on which Debt Securities of any Series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or are Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities.

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior

Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on indebtedness for borrowed money, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other indebtedness for borrowed money which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include the Subordinated Debt Securities.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to the other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular Series.

GLOBAL SECURITY

     Unless otherwise set forth in the Prospectus Supplement, upon issuance, each Series of Debt Securities will be represented by a single global security (the "Global Security") which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and will be registered in the name of the Depositary or a nominee of the Depositary.

     Upon the issuance of the Global Security, the Depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by the Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, if any. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depositary, or its nominee, is the registered owner of the Global Security, the Depositary or the nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Indentures. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the individual Debt Securities represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indentures.

     Payments of principal of (and premium, if any) and interest (if any) on individual Debt Securities represented by the Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent, or the Securities Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that, upon receipt of any payment of principal, premium or interest in respect of the Global Security, the Depositary immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Security as shown on the records of the Depositary. Payments by Participants to owners of beneficial interests in the Global
Secu-
rity held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Security for such Series. Further, if the Company so specifies with respect to the Debt Securities of a Series, an owner of a beneficial interest in the Global Security may, on terms acceptable to the Company, the Trustee and the Depositary, receive Debt Securities in definitive registered form in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of Debt Securities in definitive registered form equal in principal amount to such beneficial interest. Debt Securities in definitive registered form of such Series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Except as provided above, owners of beneficial interests in the Global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in a Global Security for a Series of Debt Securities must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of such securities under the Indentures. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in the Global Security desires to give or take any action to which a holder is entitled to give or take under the Indentures, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the underwriters, if any), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or the representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

COVENANTS

     Any applicable covenants with respect to the Offered Securities will be described in the Prospectus Supplement.

EVENTS OF DEFAULT

     As to any Series of Debt Securities, the Indentures define the following events as "Events of Default": (a) failure to pay interest on any Debt Security of such Series after the interest becomes due and payable and continuance of such default for a period of 30 days (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (b) failure to pay all or any portion of the principal of any Debt Security of such Series when such principal becomes due and payable at maturity without any grace period (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (c) default in the performance, or breach, of any other covenant of the Company for the benefit of the Debt Securities of such Series that continues for a period of 30 days (or such other period specified in such other document) after written notice of such default has been given (i) to the Company by the Trustee or (ii) to the Company and the Trustee by the holders of at least 25% of the Debt Securities of such Series then outstanding; or (d) certain events of bankruptcy, insolvency, or reorganization which are voluntary or, if involuntary, continue for a period of 90 days.

     Additional Events of Default may be added for the benefit of holders of certain Series of Debt Securities or the Events of Default may be changed, which additions or changes will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each Series of any continuing default known to the Trustee which has occurred with respect to that Series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of or interest on any of the Debt Securities of such Series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such Series.

     The Indentures provide that if an Event of Default (other than an Event of Default described in clause (d) above) with respect to any Series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that Series then outstanding may declare the principal amount of, and accrued and unpaid interest on, all Debt Securities of that Series to be due and payable immediately. Upon certain conditions such acceleration may be annulled. The Indentures provide that if an Event of Default described in clause (d) shall have occurred and be continuing, the principal amount of (and accrued and unpaid interest on) all Debt Securities of all Series shall ipso facto become due and payable immediately, without any declaration or other act on the part of the Trustee or any holder. Any past defaults and the consequences thereof (except a default in the payment of principal of or interest on Debt Securities of that Series) may be waived by the holders of a majority in principal amount of the Debt Securities of that Series then outstanding. The Indentures also permit the Company not to comply with certain covenants in the Indentures with respect to Debt Securities of any Series upon waiver by the holders of a majority in principal amount of the Debt Securities of such Series then outstanding.

     Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default with respect to any Series of Debt Securities shall occur and be continuing, the Trustee shall not be under any obligation to exercise any of the trust powers vested in it by the Indentures at the request or direction of any of the holders of that Series, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the Debt Securities of each Series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indentures or exercising any trust power conferred on the Trustee with respect to the Debt Securities of that Series; provided that the Trustee may refuse to follow any direction which is in conflict with any law or the Indentures and subject to certain other limitations.

     No holder of any Debt Securities of any Series will have any right by virtue or by availing of any provision of the Indentures to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indentures or for any remedy thereunder, unless such holder shall have previously given the Trustee written notice of an Event of Default with respect to Debt Securities of that Series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that Series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that Series a direction inconsistent with such request. However, the right of a holder of any Debt Security to receive payment of the principal of and any interest on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indentures provide that the Company may consolidate with, or sell, convey or lease all or substantially all of its assets to, or merge with or into any other corporation, if (i) either the Company is the continuing corporation, or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the Debt Securities outstanding under the Indentures according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the Indentures to be performed or observed by the Company and (ii) immediately after such merger or consolidation, or such sale, conveyance or lease, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

SATISFACTION AND DISCHARGE OF INDENTURES

     The Indentures with respect to any Series (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Debt Securities of such Series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all principal of and interest on all the Debt Securities of such Series or the deposit with the Trustee of cash or appropriate Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indentures and the terms of the Debt Securities of such Series.

MODIFICATION OF THE INDENTURES

     The Indentures contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each Series at the time outstanding under the Indentures, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indentures or any supplemental indenture with respect to the Debt Securities of such Series or modifying in any manner the rights of the holders of the Debt Securities of such Series; provided that no such supplemental indenture may (i) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereof, or reduce any amount payable on redemption thereof (including any amount with respect to original issue discount), or reduce the amount of original issue discount security payable upon acceleration or provable in bankruptcy, or impair or affect the right of any holder of Debt Securities to institute suit for payment thereof, or, if the Debt Securities provide therefor, any right of repayment at the option of the holders of the Debt Securities, without the consent of the holder of each Debt Security so affected, (ii) reduce the aforesaid percentage of Debt Securities of such Series, the consent of holders of which is required for any such supplemental indenture, without the consent of the holders of all Debt Securities of such Series so affected or (iii) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities. Additionally, in certain prescribed instances, including the establishment of the forms or terms of Debt Securities of any Series, the Company and the Trustee may execute supplemental indentures without the consent of the holders of Debt Securities.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, if such provision is made applicable to the Debt Securities of any Series, that the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, and interest on, all Debt Securities of such Series when due) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities upon the deposit with the Trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and interest, if any, on the outstanding Debt Securities of such Series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indentures) with regard to certain matters, including an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any Series.

CERTAIN DEFINITIONS

     The terms set forth below are defined in the Indentures as follows:

     "Government Obligations" means, unless otherwise specified pursuant to the Indentures, securities which are (i) direct obligations of the United States government for which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by, or acting as an agency or instrumentality of, the United States government, the payment of which obligations is unconditionally guaranteed by the United States government, and which, in either case, are full faith and credit obligations of the United States government, and which are not callable or redeemable at the option of the issuer thereof prior to their stated maturity.

     "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of the outstanding capital stock (or other interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, general partners, managers, managing members, managing partners or trustees thereof or, if such persons are not elected, to vote on any matter that is submitted to the vote of all persons holding ownership interests in such entity) is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

APPLICABLE LAW

     The Debt Securities and the Indentures will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Trustee may provide various commercial banking services to the Company from time to time. Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act of 1939 and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under either the Subordinated Indenture or the Senior Indenture. In that event, the Company would be required to appoint a successor trustee for such Indenture.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 12,000,000 shares of Preferred Stock, $1.00 par value per share, of which no Preferred Stock was outstanding at the date hereof. Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable certificate of designations supplementary to the Articles of Incorporation designating terms of a series of Preferred Stock which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

     The issuance of Preferred Stock could adversely affect the voting power, dividend rights and other rights of holders of Common Stock. Issuance of Preferred Stock also could, depending on the terms of such issue, either impede, delay, prevent or facilitate a merger, tender offer or change in control of the Company. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of Preferred Stock will provide the Company with increased flexibility in structuring possible further financing and acquisitions and in meeting other needs that might arise.

TERMS

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including:

     (1)  The title and stated value of such Preferred Stock;

     (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

     (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

     (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

     (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

     (6)  The provision for a sinking fund, if any, for such Preferred Stock;

     (7)  The provision for redemption, if applicable, of such Preferred Stock;

     (8)  Any listing of such Preferred Stock on any securities exchange;

     (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

     (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

     (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

     (12) A discussion of federal income tax considerations applicable to such Preferred Stock;

     (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company; and

     (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rates may be variable or fixed or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred

Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current divided period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     The terms, if any, on which shares of a series of Preferred Stock may be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, will be set forth in the Prospectus Supplement applicable to such series.

RIGHTS UPON LIQUIDATION

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, then, before any distribution or payment shall be made to the holders of Common Stock or any other class or series of capital shares of the Company ranking junior to such series of Preferred Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to accrued and unpaid dividends for the then current dividend period and, if such series of Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not be entitled to vote, except as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     Applicable Nevada law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by the Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that is it not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holders' order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or wilful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of capital stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipt. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into capital stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obliga-


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

tions of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                           DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized capital stock of the Company includes 50 million shares of Common Stock, $.75 par value per share. At December 27, 1996 there were 43,671,907 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote for each share held and have the sole right and power to vote in all matters on which a vote of stockholders is taken, except as otherwise provided by statute and subject to voting rights of any holders of Preferred Stock. Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Tosco, subject to the rights of the holders of any shares of Preferred Stock, the holders of Common Stock are entitled to receive the net assets of Tosco in proportion to the respective number of shares held by them. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock are not subject to further call or redemption and all outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     All shares of Common Stock issued and sold will be duly authorized, fully paid, and non-assessable. The Company has paid quarterly dividends since 1989.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Common Stock is Boston EquiServe, Boston, Massachusetts.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as their agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as their agents to solicit offers by certain institutions to purchase Securities from them at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     The Securities (other than Common Stock) will be a new issue of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities, other than Common Stock.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the Securities offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP of New York, New York.

                                     EXPERTS

     The consolidated balance sheets of Tosco as of December 31, 1995 and 1994, and the consolidated statements of income, common shareholders' equity (deficit) and cash flows, and the financial statement schedules, for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of 76 Products Company and subsidiaries (a division of Union Oil Company of California) as of September 30, 1996 and December 31, 1995 and the related consolidated statements of operations, cash flows and parent company investment for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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